UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



FORM 12b-25

Commission File Number: 000-29204

NOTIFICATION OF LATE FILING

(Check one):

[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form  N-SAR

[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

--------------------------------------------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ------------------------.

PART I - REGISTRANT INFORMATION

Full name of registrant:                     HomeCom Communications, Inc.

Former name if applicable:                   Not applicable

Address of principal executive office:       Building 12, Suite 110
                                             3495 Piedmont Road
City, state and zip code:                    Atlanta, Georgia 30305

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

HomeCom Communications, Inc. ("the Company", "Corporation" or "we") is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the year ended December 31, 2002 (the "Annual Report") by March 31, 2003, the prescribed deadline for filing, because the Corporation was not able to complete the required financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Timothy R. Robinson        (404)                     237-4646
----------------------------------------------------------------------
(Name)                  (Area Code)              (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation will report the following changes, among others, in its results of operations for the year ended December 31, 2002 as compared to the year ended December 31, 2001:

     Revenues. Revenues increased 16.0% from $1,279,486 in 2001 to $1,484,836 in 2002. This increase of $205,350 is primarily attributable to the growth in the RoadRunner account. Revenues consisted of $9,332 in website development work in progress, which is recognized based upon an average percentage completion calculation (69% of current contracts totaling $13,500), and $16,090 and $1,459,414 in hourly maintenance and monthly hosting respectively, which are recognized at the time that services are provided.

     Cost of Revenues. Cost of revenues includes salaries for programmers, technical staff, sales staff and customer support, as well as a pro-rata allocation of telecommunications, facilities and data center costs. Cost of revenues increased from $1,007,430, or 78.7% of revenues in 2001 to $1,036,961 or 69.8% of revenues in 2002. The increase in the cost of sales is attributable to the expenditure of funds associated with the growth of the RoadRunner account. Costs of Revenues decreased as a percentage of revenues due to the gains in Hosting revenues outpacing increases in production costs.

     Gross Profit. Gross profit increased by $175,819 from $272,056 in 2001 to $447,875 in 2002. Gross profit margins also increased from 21.3% during 2001 to 30.2% during 2002. This increase as a percentage of net sales is due to gains in Hosting revenues, which outpaced increases in production costs.

     Sales and Marketing. The Company ceased all significant sales and marketing efforts during 2001. There were no sales and marketing expenditures in 2002.

     Product Development. The Company ceased all product development efforts during 2001. There were no product development expenditures in 2002.

     General and Administrative. General and administrative expenses include salaries for administrative personnel, insurance and other administrative expenses, as well as a pro-rata allocation of telecommunications, and facilities and data center costs. General and administrative expenses decreased from $770,659 in 2001 to $517,323 in 2002. As a percentage of net sales, these expenses decreased from 60.2% in 2001 to 34.8% in 2002. The percentage decrease is due to continued reduction in personnel and a resulting decrease in the pro-rata portion of costs assigned to general and administrative expenses.

     Depreciation and Amortization. With the write down of the carrying value of all fixed assets in the fourth quarter of 2000, the Company has suspended depreciation of its remaining assets in anticipation of a sale. There were no charges recognized in 2001 or 2002.

     Asset Impairment Charge. We incurred an asset impairment charge of $52,584 in association with the writedown of the fair market value of our fixed assets to current market levels.

     Other Income. Other income consists of miscellaneous amounts received which are outside the normal course of operations. Other income decreased from $146,362 in 2001 to $26,637 in 2002. The decrease is primarily due to the absence of any significant income outside of normal operations. Approximately $20,600 of the miscellaneous income is attributable to the dismissal of the lawsuit pursued by Creditor's Adjustment Bureau on behalf of Siemen's ICN and the resultant adjustment to expenses which had been accrued.

                          HOMECOM COMMUNICATIONS, INC.
                          ----------------------------
                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003


By: /s/ TIMOTHY R. ROBINSON
---------------------------
Timothy R. Robinson
Vice President and Chief
Financial Officer